Credit Suisse Securities (USA) LLC
UBS Securities LLC
Banc of America Securities LLC
Jefferies & Company, Inc.
Johnson Rice & Company L.L.C.
Raymond James & Associates, Inc.
Simmons & Company International
Pickering Energy Partners, Inc.

c/o	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010-3629
April 18, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	Complete Production Services, Inc. (the “Company”) Registration Statement on Form S-1 (Reg. No. 333-128750)
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 1:00 p.m., (New York time) on April 20, 2006 or as soon as practicable thereafter.
     In connection with Rule 460 of the Act, please be advised that, during the period from April 4, 2006 to the date of this letter, we have effected approximately the following distribution of copies of the Preliminary Prospectus dated April 4, 2006:
     25,000 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.

Very truly yours,

Credit Suisse Securities (USA) LLC
UBS Securities LLC
Banc of America Securities LLC
Jefferies & Company, Inc.
Johnson Rice & Company L.L.C.
Raymond James & Associates, Inc.
Simmons & Company International
Pickering Energy Partners, Inc.

By:	Credit Suisse Securities (USA) LLC, as Representative

By:	/s/ David Cunningham
	Name:	David Cunningham
	Title:	Director

By:	UBS Securities LLC, as Representative

By:	/s/ Mark W. Hobbs
	Name:	Mark W. Hobbs
	Title:	Executive Director

By:	/s/ Chris Bradshaw
	Name:	Chris Bradshaw
	Title:	Director